SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SORRENTO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83587F202

(CUSIP Number)

May 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ( “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83587F202

1)	Names of Reporting Persons. ABG II-SO Limited

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 397,853*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 397,853*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 397,853*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 0.6%**

12)	Type of Reporting Person (See Instructions) CO

* See item 2(a).

** This percentage is calculated based on 65,491,378 shares of Common Stock par value $0.0001 per share (“Common Stock”) of Sorrento Therapeutics, Inc. (the “Issuer”), issued and outstanding as of June 7, 2016, as set forth in the Issuer’s proxy supplement dated June 8, 2016 and filed on Schedule 14A with the Securities and Exchange Commission (the “SEC”) on June 8, 2016.

CUSIP No. 83587F202

1)	Names of Reporting Persons. Ally Bridge Group Capital Partners II, L.P.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 397,853*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 397,853*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 397,853*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 0.6%**

12)	Type of Reporting Person (See Instructions) PN

* Includes 397,853 shares of Common Stock held by ABG II-SO Limited.  ABG II-SO Limited is a wholly owned subsidiary of Ally Bridge Group Capital Partners II, L.P.

** This percentage is calculated based on 65,491,378 shares of Common Stock issued and outstanding as of June 7, 2016, as set forth in the Issuer’s proxy supplement dated June 8, 2016 and filed with the SEC on June 8, 2016.

CUSIP No. 83587F202

1)	Names of Reporting Persons. Ally Bridge LB Healthcare Master Fund Limited

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 1,873,873*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 1,873,873*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,873,873*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 2.8%**

12)	Type of Reporting Person (See Instructions) CO

* Includes 1,441,441 shares of Common Stock and warrants to purchase 432,432 shares of Common Stock that are exercisable within 60 days of this Schedule 13G.

** This percentage is calculated based on 65,491,378 shares of Common Stock issued and outstanding as of June 7, 2016, as set forth in the Issuer’s proxy supplement dated June 8, 2016 and filed with the SEC on June 8, 2016, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1)	Names of Reporting Persons. Ally Bridge LB Management Limited

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 1,873,873*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 1,873,873*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,873,873*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 2.8%**

12)	Type of Reporting Person (See Instructions) CO

* Includes 1,441,441 shares of Common Stock and warrants to purchase 432,432 shares of Common Stock that are exercisable within 60 days of this Schedule 13G held by Ally Bridge LB Healthcare Master Fund Limited.  Ally Bridge LB Healthcare Master Fund Limited is managed by Ally Bridge LB Management Limited.

** This percentage is calculated based on 65,491,378 shares of Common Stock issued and outstanding as of June 7, 2016, as set forth in the Issuer’s proxy supplement dated June 8, 2016 and filed with the SEC on June 8, 2016, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1)	Names of Reporting Persons. ABG SRNE Limited

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 4,216,214*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 4,216,214*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,216,214*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 6.3%**

12)	Type of Reporting Person (See Instructions) CO

* Includes 3,243,242 shares of Common Stock and warrants to purchase 972,972 shares of Common Stock that are exercisable within 60 days of this Schedule 13G.

** This percentage is calculated based on 65,491,378 shares of Common Stock issued and outstanding as of June 7, 2016, as set forth in the Issuer’s proxy supplement dated June 8, 2016 and filed with the SEC on June 8, 2016, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1)	Names of Reporting Persons. Ally Bridge Group Innovation Capital Partners III, L.P.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 4,216,214*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 4,216,214*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,216,214*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 6.3%**

12)	Type of Reporting Person (See Instructions) PN

* Includes 3,243,242 shares of Common Stock and warrants to purchase 972,972 shares of Common Stock that are exercisable within 60 days of this Schedule 13G held by ABG SRNE Limited.  Ally Bridge Group Innovation Capital Partners III, L.P. holds the sole voting share of ABG SRNE Limited.

** This percentage is calculated based on 65,491,378 shares of Common Stock issued and outstanding as of June 7, 2016, as set forth in the Issuer’s proxy supplement dated June 8, 2016 and filed with the SEC on June 8, 2016, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1)	Names of Reporting Persons. ABG Management Ltd.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 4,614,067*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 4,614,067*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,614,067*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 6.9%**

12)	Type of Reporting Person (See Instructions) CO

* See Item 2(a).

** This percentage is calculated based on 65,491,378 shares of Common Stock issued and outstanding as of June 7, 2016, as set forth in the Issuer’s proxy supplement dated June 8, 2016 and filed with the SEC on June 8, 2016, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1)	Names of Reporting Persons. Yu Fan

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 6,487,940*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 6,487,940*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,487,940*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 9.7%**

12)	Type of Reporting Person (See Instructions) IN

* See Item 2(a).

** This percentage is calculated based on 65,491,378 shares of Common Stock issued and outstanding as of June 7, 2016, as set forth in the Issuer’s proxy supplement dated June 8, 2016 and filed with the SEC on June 8, 2016, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1)	Names of Reporting Persons. Li Bin

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 1,873,873*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 1,873,873*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,873,873*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 2.8%**

12)	Type of Reporting Person (See Instructions) IN

* See Item 2(a).

** This percentage is calculated based on 65,491,378 shares of Common Stock issued and outstanding as of June 7, 2016, as set forth in the Issuer’s proxy supplement dated June 8, 2016 and filed with the SEC on June 8, 2016, and assumes the exercise of the warrants.

Item 1(a)	Name of Issuer: Sorrento Therapeutics, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 9380 Judicial Drive, San Diego, CA 92121

Item 2(a)

Name of Person Filing:

This Schedule 13G is filed by (i) ABG II—SO Limited (“ABG II—SO”), a limited company incorporated under the laws of the British Virgin Islands, (ii) Ally Bridge Group Capital Partners II, L.P., a limited partnership incorporated under the laws of the Cayman Islands, (iii) Ally Bridge LB Healthcare Master Fund Limited (“ABG LB”), a limited company incorporated under the laws of the Cayman Islands, (iv) Ally Bridge LB Management Limited, a limited company incorporated under the laws of the Cayman Islands, (v) ABG SRNE Limited (“ABG SRNE”), a limited company incorporated under the laws of the British Virgin Islands, (vi) Ally Bridge Group Innovation Capital Partners III, L.P., a limited company incorporated under the laws of the Cayman Islands, (vii) ABG Management Ltd., a limited partnership incorporated under the laws of the Cayman Islands, (viii) Mr. Fan Yu, a director of ABG LB and Ally Bridge LB Management Limited, and the sole shareholder and director of ABG Management Ltd., and (ix) Mr. Bin Li, a director and executive officer of ABG LB and Ally Bridge LB Management Limited (ABG II—SO, Ally Bridge Group Capital Partners II, L.P., ABG LB, Ally Bridge LB Management Limited, ABG SRNE,  Ally Bridge Group Innovation Capital Partners III, L.P., ABG Management Ltd., Mr. Fan Yu and Mr. Bin Li collectively being referred to as the “Reporting Persons”).

ABG II-SO directly holds the 397,853 shares of Common Stock being reported in this Schedule 13G.  ABG II-SO Limited is a wholly-owned subsidiary of Ally Bridge Group Capital Partners II, L.P., ABG Management Ltd. is the manager of Ally Bridge Group Capital Partners II, L.P., and Mr. Fan Yu is the sole shareholder and director of ABG Management Ltd.

ABG LB directly holds the 1,441,441 shares of Common Stock and the warrants to purchase 432,432 shares of Common Stock being reported in this Schedule 13G.  Ally Bridge LB Management Limited controls ABG LB, and Mr. Bin Li and Mr. Fan Yu are the shareholders and directors of Ally Bridge LB Management Limited.

ABG SRNE directly holds the 3,243,242 shares of Common Stock and the warrants to purchase 972,972 shares of Common Stock being reported in this Schedule 13G.  Ally Bridge Group Innovation Capital Partners III, L.P. owns the sole voting share in ABG SRNE. ABG Management Ltd. is the manager of Ally Bridge Group Innovation Capital Partners III, L.P.

ABG Management Ltd., by virtue of it being the manager of Ally Bridge Group Capital Partners II, L.P. and Ally Bridge Group Innovation Capital Partners III, L.P., may be deemed to have voting control and investment discretion over the securities held by ABG II-SO and ABG SRNE.

Mr. Bin Li, by virtue of being a director and executive officer of ABG LB, and a director and shareholder of Ally Bridge LB Management Limited, may be deemed to have voting control and investment discretion over the securities held by ABG LB.  Mr. Fan Yu, by virtue of being a director of ABG LB, a director and shareholder of Ally Bridge LB Management Limited, and the sole shareholder and director of ABG Management Ltd., may be deemed to have voting control and investment discretion over the securities held by ABG II-SO, ABG LB and ABG SRNE.

Item 2 (b)

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

Item 2 (c)	Citizenship: See responses to Item 4 on each cover page
Item 2 (d)	Title of Class of Securities: Common Stock, $0.0001 par value
Item 2(e)	CUSIP Number: 83587F202

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
(a) Amount beneficially owned: See responses to Item 9 on each cover page.
(b) Percent of class: See responses to Item 11 on each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page
(ii) Shared power to vote or to direct the vote: See responses to Item 6 on each cover page
(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page
(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See responses to Item 2(a).

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2016

ABG II-SO LIMITED

By:	/s/ Yeh Shan-ju
Name: Yeh Shan-ju
Title: Director

ALLY BRIDGE GROUP CAPITAL PARTNERS II, L.P.

By:	/s/ Yu Fan
Name: Yu Fan
Title: Chief Executive Officer and Chief Investment Officer

ALLY BRIDGE LB HEALTHCARE MASTER FUND LIMITED

By:	/s/ Li Bin
Name: Li Bin
Title: Director

ALLY BRIDGE LB MANAGEMENT LIMITED

By:	/s/ Li Bin
Name: Li Bin
Title: Director

ABG SRNE LIMITED

By:	/s/ Yeh Shan-ju
Name: Yeh Shan-ju
Title: Director

ALLY BRIDGE GROUP INNOVATION CAPITAL PARTNERS III, L.P.

By:	/s/ Yu Fan
Name: Yu Fan
Title: Chief Executive Officer and Chief Investment Officer

ABG MANAGEMENT LTD.

By:	/s/ Yu Fan
Name: Yu Fan
Title: Director

Yu Fan

/s/ Yu Fan

Li Bin

/s/ Li Bin

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement